Exhibit 99.1

Azure Power Announces Results for Fiscal Third Quarter 2017

Mauritius, February 13, 2016: Azure Power Global Limited (NYSE: AZRE), (“Azure Power” or “the Company”), one of the leaders in the Indian solar industry, today announced its consolidated results under United States Generally Accepted Accounting Principles (US GAAP) for the fiscal third quarter 2017, period ended December 31, 2016.

Third Quarter 2017 Period Ended December 31, 2016 Operating Highlights:

•	Operating & Committed Megawatts were 1,071 MW, as of December 31, 2016, an increase of 33% over December 31, 2015.

•	Revenue for the quarter was INR 949 million (US$ 14.0 million), an increase of 46% over the quarter ended December 31, 2015.

•	Adjusted EBITDA for the quarter was INR 696 million (US$ 10.3 million), an increase of 49% over the quarter ended December 31, 2015.

Key Operating and Financial Metrics:

Electricity generation during the nine months’ period ended December 31, 2016 increased by 163.0 million kWh, or 64%, to 416.9 million kWh, compared to the same period in 2015. The increase in electricity generation was principally a result of additional operational capacity during the period.

Total revenue during the nine months ended December 31, 2016 was INR 2,865.4 million (US$ 42.2 million), up 54% from INR 1,858.9 million during the same period in 2015. The increase in revenue was primarily driven by the commissioning of new projects.

Project cost per megawatt operating consists of costs incurred for one megawatt of new solar power plant capacity during the reporting period. The project cost per megawatt operating for the nine months ended December 31, 2016 decreased by INR 16.0 million (US$ 0.23 million) to INR 44.2 million (US$ 0.65 million), as compared to the same period in 2015. The decline is in line with decreasing solar module prices and the reduction in balance of system costs.

As of December 31, 2016, our operating and committed megawatts increased by 267 MW to 1,071 MW compared to December 31, 2015, as a result of the increase in new projects won.

Nominal Contracted Payments

The Company’s PPAs create long-term recurring customer payments. Nominal contracted payments equal the sum of the estimated payments that the customer is likely to make, subject to discounts or rebates, over the remaining term of the PPAs. When calculating nominal contracted payments, the Company includes those PPAs for projects that are operating or committed.

The following table sets forth, with respect to our PPAs, the aggregate nominal contracted payments and total estimated energy output as of the reporting dates. These nominal contracted payments have not been discounted to arrive at the present value.

	As of December 31,
	2015	2016
	INR	INR	US$
Nominal contracted payments (in thousands)	206,588,831	256,312,193	3,773,737
Total estimated energy output (kilowatt hours in millions)	34,514	44,745

Nominal contracted payments increased from December 31, 2015 to December 31, 2016 as a result of the Company entering into additional PPAs. Over time, the Company has seen falling benchmark tariffs as reported by Central Electricity Regulatory Commission in line with the reduction in solar module prices.

Portfolio Run-Rate

Portfolio run-rate equals annualized payments from customers extrapolated based on the operating and committed capacity as of the reporting dates. In estimating the portfolio run-rate, the Company multiplies the PPA contract price per kilowatt hour by the estimated annual energy output for all operating and committed solar projects as of the reporting date. The estimated annual energy output of the Company’s solar projects is calculated using power generation simulation software and validated by independent engineering firms. The main assumption used in the calculation is the project location, which enables the software to derive the estimated annual energy output from certain meteorological data, including the temperature and solar insolation based on the project location.

The following table sets forth, with respect to the Company’s PPAs, the aggregate portfolio run-rate and estimated annual energy output as of the reporting dates. The portfolio run-rate has not been discounted to arrive at the present value.

	As of December 31,
	2015	2016
	INR	INR	US$
Annual portfolio revenue run-rate (in thousands)	9,208,299	11,049,222	162,680
Estimated annual energy output (kilowatt hours in millions)	1,542	1,932

Portfolio run-rate increased by INR 1,841 million (US$ 27.1 million) to INR 11,049 million (US$ 162.7 million) as of December 31, 2016, as compared to December 31, 2015, due to an increase in operational and committed capacity during the period.

Third Quarter 2017 Period ended December 31, 2016 Consolidated Financial Results:

Operating Revenue

Operating revenue in the quarter ended December 31, 2016 was INR 948.8 million (US$ 14.0 million), an increase of 46% from INR 647.8 million over the same period in 2015. The increase in revenue was driven by the commissioning of new projects.

Cost of Operations

Cost of operations in the quarter ended December 31, 2016, increased by 68% to INR 83.2 million (US$ 1.2 million) from INR 49.6 million in the same period in 2015. The increase was primarily due to plant maintenance cost for newly commissioned projects and implementation of improved O&M methods for better plant productivity.

General and Administrative Expenses

General and administrative expenses during the quarter ended December 31, 2016 increased by INR 39.8 million (US$ 0.6 million), or 31%, to INR 169.2 million (US$ 2.5 million) compared to the same period in 2015. This was primarily due to an increase in lease expense of projects under construction and an increase in personnel expenses to support Company’s growth.

Depreciation and Amortization Expenses

Depreciation and amortization expenses during the quarter ended December 31, 2016 increased by INR 69.9 million (US$ 1.0 million), or 39%, to INR 250.3 million (US$ 3.7 million) compared to the same period in 2015. The principal reason for the increase was capitalization of new projects during the period from December 31, 2015 to December 31, 2016.

Interest Expense, Net

Net interest expense during the quarter ended December 31, 2016 increased by INR 23.4 million (US$ 0.3 million), or 5%, to INR 490.3 million (US$ 7.2 million) compared to the same period in 2015. Interest expense increased primarily as a result of increased borrowings for new solar power projects, which was partially offset by eliminating interest on Compulsorily Convertible Debentures following their conversion after the Company’s initial public offering and higher interest income on investments during the three-month period ended December 31, 2016.

Loss on Foreign Currency Exchange

The Indian rupee depreciated against the U.S. dollar by INR 0.7 to US$ 1.00 (1.1%) during the period from September 30, 2015 to December 31, 2015, while the Indian rupee depreciated against the U.S. dollar by INR 1.3 to US$ 1.00 (2.0%) during the period from September 30, 2016 to December 31, 2016. This higher depreciation during the period from September 30, 2016 to December 31, 2016, resulted in an increase in foreign exchange loss during this period of INR 75.9 million (US$ 1.1 million) to INR 135.6 million (US$ 2.0 million) compared to the same period in 2015.

Income Tax Expense

Income tax expense increased during the quarter ended December 31, 2016 by INR 199.9 million (US$ 2.9 million) to INR 334.6 million (US$ 4.9 million), compared to the same period in 2015. The increase in income tax expense was a result of an increase in taxable income on profits generated by a subsidiary, which provides certain engineering, procurement and construction services to its subsidiaries, in the quarter ended December 31, 2016.

Net Loss

Net loss for the quarter ended December 31, 2016 was INR 514.3 million (US$ 7.6 million), an increase of INR 141.4 million (US$ 2.1 million) as compared to the same period in 2015. This was primarily due to an increase in income tax expense during the period.

Cash Flow and Working Capital

Cash generated from operating activities for the nine months ended December 31, 2016 was INR 223.8 million (USD$ 3.3 million), a decrease of INR 1,305.3 million (US$ 19.2 million) as compared to the same period in 2015, primarily due to one-time receipt of Viability Gap Funding (VGF) during the same period in 2015.

Cash used for investing activities increased by INR 7,410.4 million (US$ 109.1 million) during the nine months ended December 31, 2016 compared to the same period in 2015 as purchases of property, plant and equipment for new projects rose by an additional INR 5,252.1 million (US$ 77.3 million).

During the nine months ended December 31, 2016, the Company raised INR 17,182.9 million (US$ 253.0 million) from financing activities. The Company raised equity of INR 9,261.8 million (US$ 136.4 million), during the quarter ended December 31, 2016 from its initial public offering and concurrent private placement.

Liquidity Position

As of December 31, 2016, the Company had INR 8,420.2 million (US$ 124.0 million) of cash, cash equivalents and current investments. The Company drew down INR 5,315.2 million (US$ 78.2 million) of project debt during the quarter and had undrawn project debt commitment of INR 8,876.4 million (US$ 130.7 million) as of the end of the quarter.

Adjusted EBITDA

Adjusted EBITDA was INR 696.4 million (US$ 10.3 million) for the quarter ended December 31, 2016, compared to INR 468.8 million in the same period in 2015. This was primarily due to the increase in revenue during the period.

Guidance

The following statements are based on current expectations. These statements are forward-looking and actual results may differ materially. The Company is reiterating its revenue guidance for fiscal year 2017 ending March 31, 2017 of US$ 64 – 68 million. In addition, the Company continues to expect 950 – 1,050 MW operational by December 31, 2017.

Webcast and Conference Call Information

The Company will hold its quarterly conference call to discuss earnings results on Tuesday, February 14, 2017 at 8:30 a.m. US Eastern Standard Time. The conference call can be accessed live by dialling 1-888-317-6003 (in the U.S.) and 1-412-317-6061 (outside the U.S.) and enter passcode 2993026. Investors may access a live webcast of this conference call by visiting http://investors.azurepower.com/events-and-presentations. For those unable to listen to the live broadcast, a replay will be available approximately two hours after the conclusion of the call. The replay will remain available until Tuesday, February 21, 2017 and can be accessed by dialling 1-877-344-7529 (in the U.S.) and 1-412-317-0088 (outside the U.S.) and entering the replay pass code 10101107. An archived webcast will be available at http://investors.azurepower.com following the call.

Exchange Rate

This press release contains translations of certain Indian rupee amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise stated, the translation of Indian rupees into U.S. dollars has been made at INR 67.92 to US$ 1.00, which is the noon buying rate in New York City for cable transfer in non-U.S. currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2016. The Company makes no representation that the Indian rupee or U.S. dollar amounts referred to in this press release could have been converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate or at all.

About Azure Power Global Limited

Azure Power is one of the leaders in the Indian solar industry. Azure Power developed India’s first private utility scale solar project in 2009 and has been at the forefront in the sector as a developer, constructor and operator of utility scale, micro-grid and rooftop solar projects since its inception in 2008. With its in-house engineering, procurement and construction expertise and advanced in-house operations and maintenance capability, Azure Power manages the entire development and operation process, providing low-cost solar power solutions to customers throughout India.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995, including statements regarding the Company’s future financial and operating guidance, operational and financial results such as estimates of nominal contracted payments remaining and portfolio run rate, and the assumptions related to the calculation of the foregoing metrics. The risks and uncertainties that could cause the Company’s results to differ materially from those expressed or implied by such forward-looking statements include: the availability of additional financing on acceptable terms; changes in the commercial and retail prices of traditional utility generated electricity; changes in tariffs at which long term PPAs are entered into; changes in policies and regulations including net metering and interconnection limits or caps; the availability of rebates, tax credits and other incentives; the availability of solar panels and other raw materials; its limited operating history, particularly as a new public company; its ability to attract and retain its relationships with third parties, including its solar partners; our ability to meet the covenants in its debt facilities; meteorological conditions and such other risks identified in the registration statements and reports that the Company has filed with the U.S. Securities and Exchange Commission, or SEC, from time to time. All forward-looking statements in this press release are based on information available to us as of the date hereof, and the Company assumes no obligation to update these forward-looking statements.

Use of Non-GAAP Financial Measures

Adjusted EBITDA is a non-GAAP financial measure. The Company presents Adjusted EBITDA as a supplemental measure of its performance. This measurement is not recognized in accordance with GAAP and should not be viewed as an alternative to GAAP measures of performance. The presentation of Adjusted EBITDA should not be construed as an inference that the Company’s future results will be unaffected by unusual or non-recurring items.

The Company defines Adjusted EBITDA as net loss (income) plus (a) income tax expense, (b) interest expense, net, (c) depreciation and amortization, and (d) loss (income) on foreign currency exchange. The Company believes Adjusted EBITDA is useful to investors in evaluating our operating performance because:

•	securities analysts and other interested parties use such calculations as a measure of financial performance and debt service capabilities; and

•	it is used by its management for internal reporting and planning purposes, including aspects of its consolidated operating budget and capital expenditures.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of the Company’s results as reported under GAAP. Some of these limitations include:

•	it does not reflect its cash expenditures or future requirements for capital expenditures or contractual commitments or foreign exchange gain/loss;

•	it does not reflect changes in, or cash requirements for, working capital;

•	it does not reflect significant interest expense or the cash requirements necessary to service interest or principal payments on its outstanding debt;

•	it does not reflect payments made or future requirements for income taxes; and

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced or paid in the future and Adjusted EBITDA does not reflect cash requirements for such replacements or payments.

Investors are encouraged to evaluate each adjustment and the reasons the Company considers it appropriate for supplemental analysis. For more information, please see the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” at the end of this release.

Investor Relations Contacts:

For investor enquiries, please contact Nathan Judge at ir@azurepower.com. For media related information, please contact Samitla Subba at pr@azurepower.com.

AZURE POWER GLOBAL LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	As of March 31	As of December 31 (Unaudited)
	2016	2016	2016
	INR	INR	US$*
Assets
Current assets:
Cash and cash equivalents	3,090,386	5,896,429	86,814
Current investments	—	2,523,741	37,158
Restricted cash	821,891	1,034,344	15,229
Accounts receivable, net	556,755	685,098	10,087
Deferred IPO costs	208,731	—	—
Prepaid expenses and other current assets	308,007	472,519	6,957

Total current assets	4,985,770	10,612,131	156,245

Restricted cash	871,637	1,032,747	15,205
Property, plant and equipment, net	24,381,429	37,243,499	548,344
Software, net	14,657	11,688	172
Deferred income tax asset	34,661	175,700	2,587
Other assets	595,901	1,016,879	14,971
Non-current investments	6,785	7,466	110

Total assets	30,890,840	50,100,110	737,634

Liabilities, preferred shares and shareholders’ equity / (deficit)
Current liabilities:
Short-term debt	1,258,241	374,374	5,512
Accounts payable	1,899,488	3,024,265	44,527
Current portion of debt	4,477,696	1,323,787	19,490
Income taxes payable	45,215	47,792	704
Interest payable	126,122	230,921	3,400
Deferred revenue	80,201	80,025	1,178
Other liabilities	214,487	677,180	9,970

Total current liabilities	8,101,450	5,758,344	84,781

Non-current liabilities:
Long-term debt	18,352,714	26,919,833	396,346
Deferred revenue	1,190,142	1,379,251	20,307
Deferred income taxes	470,048	892,901	13,146
Asset retirement obligations	94,301	182,446	2,686
Other liabilities	39,936	85,151	1,254

Total liabilities	28,248,591	35,217,926	518,520

Convertible Preference Shares	9,733,272	—	—
Redeemable Non-Controlling Interest	346,754	379,959	5,594
Stockholders’ equity / (deficit)
Equity shares	68	1,073	16
Additional paid-in capital	(2,958,166)	18,909,703	278,411
Accumulated deficit	(4,508,156)	(5,396,712)	(79,457)
Accumulated other comprehensive income	28,807	51,247	755
Total APGL shareholders’ equity / (deficit)	(7,437,447)	13,565,311	199,725
Non-controlling interest	(330)	936,914	13,795
Total shareholders’ equity / (deficit)	(7,437,777)	14,502,225	213,520

Total liabilities, preferred stock and stockholders’ equity / (deficit)	30,890,840	50,100,110	737,634

*	Translation of balances from INR to US$ in the consolidated balance sheet is for the convenience of the reader and was calculated using a rate of US$ 1.00 = INR 67.92.

AZURE POWER GLOBAL LIMITED

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF OPERATIONS

(in thousands, except per share data)

	Three months ended December 31,			Nine months ended December 31,
	2015	2016	2016	2015	2016	2016
	INR	INR	US$*	INR	INR	US$*
Operating revenues:
Sale of power	647,822	948,804	13,969	1,858,911	2,865,408	42,188
Operating costs and expenses:
Cost of operations (exclusive of depreciation and amortization shown separately below)	49,611	83,160	1,224	127,308	245,046	3,608
General and administrative	129,362	169,206	2,491	481,528	584,715	8,609
Depreciation and amortization	180,391	250,265	3,685	495,647	732,566	10,786

Total operating cost and expenses	359,364	502,631	7,400	1,104,483	1,562,327	23,003

Operating income	288,458	446,173	6,569	754,428	1,303,081	19,185

Other expenses:
Interest expense, net	466,881	490,298	7,219	1,389,289	1,740,686	25,628
(Gain)/ Loss on foreign currency exchange, net	59,699	135,558	1,996	337,112	200,090	2,946

Total other expenses	526,580	625,856	9,215	1,726,401	1,940,776	28,574

Loss before income tax	(238,122)	(179,683)	(2,646)	(971,973)	(637,695)	(9,389)
Income tax expense	(134,739)	(334,614)	(4,927)	(89,427)	(247,146)	(3,639)

Net loss	(372,861)	(514,297)	(7,573)	(1,061,400)	(884,841)	(13,028)

Net loss attributable to non-controlling interest	465	(24,240)	(357)	(8,633)	(25,801)	(380)

Net loss attributable to APGL	(373,326)	(490,057)	(7,216)	(1,052,767)	(859,040)	(12,648)

Accretion to Mezzanine CCPS	(438,365)	(32,858)	(484)	(1,076,087)	(227,528)	(3,350)

Accretion to redeemable non-controlling interest	(11,109)	(11,109)	(164)	(18,837)	(33,206)	(489)

Net loss attributable to APGL equity shareholders	(822,800)	(534,024)	(7,864)	(2,147,691)	(1,119,774)	(16,487)

Net loss per share attributable to APGL Basic and diluted	(468)	(23)	(0.34)	(1,222)	(127)	(1.87)
Weighted Average Number of Equity shares	1,758,080	22,798,811 #		1,758,080	8,811,474 #

*	Translation of balances from INR to US$ in the consolidated statement of operations is for the convenience of the reader and was calculated using a rate of US$ 1.00 = INR 67.92.
#	- Number of equity shares outstanding as on December 31, 2016 is 25,915,956.

AZURE POWER GLOBAL LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Three months ended December 31,			Nine months ended December 31,
	2015	2016	2016	2015	2016	2016
	INR	INR	US$*	INR	INR	US$*
Net cash provided by operating activities	2,109,589	33,634	495	1,529,064	223,750	3,294
Net cash used in investing activities	(6,304,530)	(9,107,183)	(134,087)	(7,191,377)	(14,601,809)	(214,985)
Net cash provided by financing activities	1,458,753	8,852,986	130,344	7,357,627	17,182,896	252,987

*	Translation of balances from INR to US$ in the condensed consolidated statement of cash flow is for the convenience of the reader and was calculated using a rate of US$ 1.00 = INR 67.92.

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(in thousands)

The table below sets forth a reconciliation of our income from operations to Adjusted EBITDA for the periods indicated:

	Three months ended December 31,			Nine months ended December 31,
	2015	2016	2016	2015	2016	2016
	INR	INR	US$*	INR	INR	US$*
Net Loss	(372,861)	(514,297)	(7,573)	(1,061,400)	(884,841)	(13,028)
Income tax expense	134,739	334,614	4,927	89,427	247,146	3,639
Interest expense, net	466,881	490,298	7,219	1,389,289	1,740,686	25,628
Depreciation & amortization	180,391	250,265	3,685	495,647	732,566	10,786
Loss on Foreign currency exchange	59,699	135,558	1,996	337,112	200,090	2,946

Adjusted EBITDA	468,849	696,438	10,254	1,250,075	2,035,647	29,971

*	Translation of balances from INR to US$ in the reconciliation of Non-GAAP measure is for the convenience of the reader and was calculated using a rate of US$ 1.00 = INR 67.92.